August 23, 2006

Via EDGAR and Federal Express

Ms. Tia Jenkins

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Quest Diagnostics Incorporated

Form 10-K for the fiscal year ended December 31, 2005

Form 10-Q for the fiscal quarter ended March 31, 2006

Form 10-Q for the fiscal quarter ended June 30, 2006

File No. 1-12215

Dear Ms. Jenkins:

Set forth below are the responses of Quest Diagnostics Incorporated (the “Company”) to the comments (the "Comments") of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 11, 2006, concerning the Form 10-K and Form 10-Q filings identified above. The responses set forth below have been organized in the same manner in which the Staff’s comments were organized.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments, page F-13

1. We note that you have recorded unrealized losses related to your available-for-sale securities. Please provide an analysis of the factors you considered in determining whether the impairment of these securities was other-than-temporary. For those securities with unrealized losses for which other-than-temporary

Ms. Jenkins

Securities and Exchange Commission

impairments have not been recognized, please revise to provide the disclosures required by paragraph (21) of EITF 03-1.

The Company supplementally advises the Staff that at December 31, 2005 it had four equity investments which were considered “available-for-sale equity investments” as listed below (amounts in thousands):

Description of Securities	Fair Value	Unrealized Gains/(Losses)
Investment #1	$7,238	$(5,263)
Investment #2	$6,266	$(7,498)
Investment #3	$5,649	$1,649
Investment #4	$1,276	$0

The Company supplementally advises the Staff that it considered the following factors in determining that the unrealized losses were temporary in nature:

•

The evidence indicating that the cost of the investment is recoverable within a reasonable period of time. As these investments are in development stage entities, the Company reviewed the life cycle of and outlook for products under development. This process included discussions with the entity’s management regarding their business plan and any revisions, reviewing the status of any regulatory approvals, evaluating the conclusions of any product studies (including clinical trials), and reviewing publicly filed information. In addition, the Company considered its own evaluation of the entity’s product development efforts.

•	Its ability and intent to hold the investment for a period sufficient to recover the cost of the investment.

•

The size and duration of the unrealized loss. The Company respectfully submits to the Staff that at December 31, 2005, none of the available-for-sale equity investments nor the related unrealized gains or losses outlined in the table above were material. In addition, at December 31, 2005 neither of the investments in an unrealized loss position was in that position for greater than twelve months and at certain points during the twelve month period, certain of the investments were in an unrealized gain position.

•	The events that gave rise to the unrealized loss.

As outlined in paragraph (21) of EITF 03-1, an entity is required to disclose the aggregate amount of unrealized losses and the aggregate related fair value of investments with unrealized losses. This information is required to be segregated by (i) those investments that have been in a continuous unrealized loss position for less than twelve months and (ii) those that have been in a continuous unrealized loss position for twelve months or longer.

Ms. Jenkins

Securities and Exchange Commission

In response to the Staff’s comment, the Company respectfully advises the Staff that, in future filings, if it has securities with material unrealized losses, which have not been recognized, it will provide the disclosures required by paragraph (21) of EITF 03-1.

Note 14 - Commitments and Contingencies, page F-31

2. We note your disclosure that “management has established reserves in accordance with generally accepted accounting principles for the matters discussed above”. Please revise your disclosure to provide the nature of the accrual and amount. Please refer to the guidance in paragraph (9) and (10) of SFAS No. 5.

The Company advises the Staff that, in accordance with the requirements of paragraph (8) of SFAS No. 5, it has recorded less than $1 million of reserves at December 31, 2005 related to the loss contingencies disclosed in Note 14. As this amount is not material, the Company respectfully submits that disclosure of the amount is not considered necessary, as discussed in paragraph (9) of SFAS No. 5.

The majority of the loss contingencies disclosed in Note 14 do not meet the criteria outlined in paragraph (8) of SFAS No. 5 for recognition of a loss accrual as of December 31, 2005. Several of the proceedings are in their early stages of development and involve responding to and cooperating with various government investigations and related subpoenas. While the Company believes that at least a reasonable possibility existed that losses may have been incurred, based on the nature and status of the investigations, the losses are either currently not probable or cannot be reasonably estimated.

The Company respectfully advises the Staff that in future filings, the Company will disclose the amount of reserves recorded, if material, and the nature of the accrual, as outlined in paragraph (9) of SFAS No. 5. In addition, if the criteria for an accrual have not been satisfied, or if exposure to a loss exists in excess of any amount accrued, in future filings the Company will disclose the contingency when there is at least a reasonable possibility that a material loss or a material additional loss may have been incurred. As outlined in paragraph (10) of SFAS No. 5, the disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or, state that such an estimate cannot be made.

Form 10-Q for the fiscal period ended June 30, 2006

Consolidated Financial Statements

Note 9 – NID, page 16

3. It appears from your disclosure that the costs incurred to discontinue the operations of the Company’s test kit manufacturing subsidiary was included in “cost of sales” and “other operating expense” and not as discontinued operations.

Ms. Jenkins

Securities and Exchange Commission

Please cite the specific authoritative literature you used to support your accounting treatment. In your response, provide a narrative discussion addressing the applicability of paragraphs (41- 44) of SFAS No. 144 and paragraph (18) of SFAS No. 146.

The costs incurred to discontinue the operations of the Company’s test kit manufacturing subsidiary, NID, was included in “cost of sales” and “other operating expense” and not as discontinued operations, as NID did not meet the reporting requirements for discontinued operations at June 30, 2006. The Company analyzed paragraphs (41- 44) of SFAS No. 144 and paragraph (18) of SFAS No. 146 which outline the reporting requirements for discontinued operations. These reporting requirements are based on the premise that the component has either been disposed of or is classified as held for sale as of the reporting date. Until these criteria have been met, an entity must continue reflecting the results of the component in continuing operations. As of June 30, 2006, NID had not met either of these criteria for reporting as a discontinued operation.

As outlined in paragraph (27) of SFAS No. 144, a long-lived asset to be disposed of other than by sale shall continue to be classified as held and used until it is disposed of. As outlined in paragraph (28) of SFAS No. 144, a component of an entity to be abandoned is disposed of when it ceases to be used. EITF Topic D-104 states that a component should not be reported as a discontinued operation in accordance with SFAS No. 144 until all operations, including run-off operations, cease.

As disclosed in the Company’s Form 10-Q for the fiscal period ended June 30, 2006, on April 19, 2006, the Company decided to discontinue NID’s operations and is in the process of winding down its operations. The Company’s strategy for discontinuing NID’s operations involves a run-off of operations. As such, the Company does not believe that it is appropriate to report the results of NID as discontinued operations until run-off operations have ceased.

As of June 30, 2006, NID continued to manufacture and sell certain products to meet several outstanding customer commitments and retained some of its workforce to do so. Among other wind-down activities as of June 30, 2006, NID was still pursuing cash collections of trade accounts receivable and was in the process of disposing various assets and satisfying certain liabilities. The plan to wind-down NID’s operations contemplates that such wind-down activities will cease before the end of 2006.

Based on the on-going wind-down activities at June 30, 2006, the Company respectfully submits to the Staff that NID had not satisfied the criteria related for ceasing operations and therefore the Company was unable to report NID as a discontinued operation at that date.

* * *

Ms. Jenkins

Securities and Exchange Commission

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments, or any changes made to the Company’s disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to its filings and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to these responses, or if you require additional information, please feel free to contact me at 201-729-8334.

Very truly yours,

/s/ Robert A. Hagemann
Robert A. Hagemann Senior Vice President and Chief Financial Officer

cc:	Surya N. Mohapatra, Chairman of the Board, President and Chief Executive Officer, Quest Diagnostics Incorporated

Thomas F. Bongiorno, Vice President, Corporate Controller and Chief Accounting Officer, Quest Diagnostics Incorporated

Leo C. Farrenkopf, Vice President and Assistant General Counsel, Quest Diagnostics Incorporated

Stephen T. Giove, Shearman & Sterling LLP

Richard Ellis, PricewaterhouseCoopers LLP